FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
PO Box 2020, 48 Gerrish Street
Windsor NS B0N 2T0

Item Two - Date of Material Change

April 30, 2002

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On April 30, 2002, NovaGold Resources Inc. announced the release of its 2001 year end and 1st quarter 2002 operating results. The Company is pleased to have again funded a substantial portion of its exploration and development activities through positive cash-flow generated from its sand-and-gravel operations, gold royalties and land sales in Nome, Alaska. For fiscal year 2001, the Company generated operating revenues of $2,824,024 compared to revenues of $2,856,551 in 2000. For the 1st quarter ended February 28, 2002, the Company generated a total of $494,426 in revenues from its operations in Nome, Alaska compared to $277,636 in the same period for 2001. The Company’s financial condition continued to improve with increased cash-flow from operations, the elimination of long-term debt and the recent completion of an $18.5 million equity financing with Salman Partners Inc. as lead agent in a syndicate including BMO Nesbitt Burns Inc. and Griffiths McBurney & Partners. The complete NovaGold Annual Report and 1st Quarter Financial Reports are available for download as Adobe Acrobat PDF files at www.novagold.net.

The Company also announced that management has nominated Mr. Walter Segsworth to the Board of Directors.

Item Five - Full Description of Material Change

On April 30, 2002, NovaGold Resources Inc. announced the release of its 2001 year end and 1st quarter 2002 operating results. The Company is pleased to have again funded a substantial portion of its exploration and development activities through positive cash-flow generated from its sand-and-gravel operations, gold royalties and land sales in Nome, Alaska. For fiscal year 2001, the Company generated operating revenues of $2,824,024 compared to revenues of $2,856,551 in 2000. For the 1st quarter ended February 28, 2002, the Company generated a total of $494,426 in revenues from its operations in Nome, Alaska compared to $277,636 in the same period for 2001. The Company’s financial condition continued to improve with increased cash-flow from operations, the elimination of long-term debt and the recent completion of an $18.5 million equity financing with Salman Partners Inc. as lead agent in a syndicate including BMO Nesbitt Burns Inc. and Griffiths McBurney & Partners. The complete NovaGold Annual Report and 1st Quarter Financial Reports are available for download as Adobe Acrobat PDF files at www.novagold.net.

New Board of Directors Nominee

The Company is also pleased to announce today that management has nominated Mr. Walter Segsworth to the Board of Directors. Mr. Segsworth has over 25 years experience in the mining industry, most recently as President and Chief Operating Officer and a Director of Homestake Mining Company. Mr. Segsworth will be put forward for election at the upcoming Annual General Shareholders Meeting to be held at the Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia, in the Georgia B Meeting Room, on Wednesday, May 22, 2002, at 2:00 p.m. PST.

Donlin Creek Pre-Feasibility Drilling In Progress

NovaGold has initiated a US$8 million Pre-Feasibility Study program at its Donlin Creek project. The program will include approximately $US6 million in drilling and $US2 million in engineering, environmental and other studies. A multi-staged drill program has been designed to raise the level of confidence in the inferred drilled category and to expand the currently defined resource. The focus of the drill program will be on delineating additional near-surface, high-grade (+5 g/t) ounces. Prior to this years drill program the company had expended approximately $US2.8 million. It is anticipated that the company will expend a total of $US10 million before the end of the year and thereby earn its 70% interest in the Donlin Creek Project.

The Donlin Creek Pre-Feasibility drill program was started in early April with two diamond core drills and one reverse circulation rotary drill (RVC) working on the property. To date a total of 3,863 meters (12,674 feet) of core and RVC drilling has been completed in 35 drill holes. One diamond core drill is testing exploration targets on a 100 meter by 100 meter drill grid around the perimeter of the modeled $300/oz pit boundary that is adjacent to but outside the existing Acma and Lewis resource areas. The other diamond core drill is in-fill drilling a series of holes perpendicular to the dominant drill direction in Acma to verify grade continuity. As expected, these holes have intercepted thick zones of dense quartz and arsenopyrite veining. The holes drilled to date have intercepted significant intervals of strongly mineralized porphyry. The RVC drill is testing new exploration targets outside the existing resource areas at Acma and Lewis. Significant mineralized intervals of porphyry and sedimentary rocks have also been intercepted in these holes. The first results from the 2002 drill program are anticipated to be available for release by mid-May.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has no debt, and has one of the largest gold resource bases of any junior mining company. The company projects revenues of $8 million in 2002 from its construction aggregate, gold royalties and land development operations in Nome, Alaska. NovaGold was the top performing stock on the Toronto Stock Exchange (symbol NRI) in 2001. The company also trades on the US OTC (symbol NVGLF). Financial reports and other information are available at www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Glenn A. Holmes, Secretary/Treasurer, (902) 798-9701

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 1st day of May, 2002 at Windsor, Nova Scotia by Glenn A. Holmes, Secretary/Treasurer.

News Release	Toronto Stock Exchange: NRI U.S. OTC Symbol: NVGLF

NovaGold Financials Continue to Strengthen

April 30, 2002, Vancouver – NovaGold Resources Inc. announces the release of its 2001 year end and 1st quarter 2002 operating results. The Company is pleased to have again funded a substantial portion of its exploration and development activities through positive cash-flow generated from its sand-and-gravel operations, gold royalties and land sales in Nome, Alaska. For fiscal year 2001, the Company generated operating revenues of $2,824,024 compared to revenues of $2,856,551 in 2000. For the 1st quarter ended February 28, 2002, the Company generated a total of $494,426 in revenues from its operations in Nome, Alaska compared to $277,636 in the same period for 2001. The Company’s financial condition continued to improve with increased cash-flow from operations, the elimination of long-term debt and the recent completion of an $18.5 million equity financing with Salman Partners Inc. as lead agent in a syndicate including BMO Nesbitt Burns Inc. and Griffiths McBurney & Partners. The complete NovaGold Annual Report and 1st Quarter Financial Reports are available for download as Adobe Acrobat PDF files at www.novagold.net.

New Board of Directors Nominee

The Company is also pleased to announce today that management has nominated Mr. Walter Segsworth to the Board of Directors. Mr. Segsworth has over 25 years experience in the mining industry, most recently as President and Chief Operating Officer and a Director of Homestake Mining Company. Mr. Segsworth will be put forward for election at the upcoming Annual General

Shareholders Meeting to be held at the Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia, in the Georgia B Meeting Room, on Wednesday, May 22, 2002, at 2:00 p.m. PST.

Rick Van Nieuwenhuyse, President and CEO of NovaGold Resources Inc. said:" We are very pleased to nominate Mr. Walter Segsworth to the NovaGold Board. He will bring considerable operational experience to the Company. I look forward to working with him and the rest of the Board to achieve our objective of advancing to production the world-class Donlin Creek deposit in Alaska as well as advancing our other Alaska and Yukon projects. On behalf of the Board of Directors, the Management and the Shareholders of NovaGold, I would like to thank Mr. Angus MacIsaac for his years of admirable service to the company. Mr. MacIsaac, who will not stand for re-election, has decided to pursue other interests at this time in his life. We wish him well in his pursuits."

Donlin Creek Pre-Feasibility Drilling In Progress

NovaGold has initiated a US$8 million Pre-Feasibility Study program at its Donlin Creek project. The program will include approximately $US6 million in drilling and $US2 million in engineering, environmental and other studies. A multi-staged drill program has been designed to raise the level of confidence in the inferred drilled category and to expand the currently defined resource. The focus of the drill program will be on delineating additional near-surface, high-grade (+5 g/t) ounces. Prior to this years drill program the company had expended approximately $US2.8 million. It is anticipated that the company will expend a total of $US10 million before the end of the year and thereby earn its 70% interest in the Donlin Creek Project.

The Donlin Creek Pre-Feasibility drill program was started in early April with two diamond core drills and one reverse circulation rotary drill (RVC) working on the property. To date a total of 3,863 meters (12,674 feet) of core and RVC drilling has been completed in 35 drill holes. One diamond core drill is testing exploration targets on a 100 meter by 100 meter drill grid around the perimeter of the modeled $300/oz pit boundary that is adjacent to but outside the existing Acma and Lewis resource areas. The other diamond core drill is in-fill drilling a series of holes perpendicular to the dominant drill direction in Acma to verify grade continuity. As expected, these holes have intercepted thick zones of dense quartz and arsenopyrite veining. The holes drilled to date have intercepted significant intervals of strongly mineralized porphyry. The RVC drill is testing new exploration targets outside the existing resource areas at Acma and Lewis. Significant mineralized intervals of porphyry and sedimentary rocks have also been intercepted in these holes. The first results from the 2002 drill program are anticipated to be available for release by mid-May.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has no debt, and has one of the largest gold resource bases of any junior mining company. The company projects revenues of $8 million in 2002 from its construction aggregate, gold royalties and land development operations in Nome, Alaska. NovaGold was the top performing stock on the Toronto Stock Exchange (symbol NRI) in 2001. The company also trades on the US OTC (symbol NVGLF). Financial reports and other information are available at www.novagold.net.

For more information on NovaGold contact:

Rick Van Nieuwenhuyse, President & CEO
Los Gatos, California, USA
(408) 655-6766
E-mail: RickVann@NovaGold.net

Greg Johnson, Vice President, Corporate Development
Newcastle, Washington, USA
(907) 227-3963
E-mail: Greg.Johnson@NovaGold.net

Tony Hayes, CFA, Investor Relations
Toronto, Ontario, Canada
(416) 368-0882; Toll Free 1 (866) 243-1059
E-mail: Tony.Hayes@NovaGold.net